Hydrogen Future Corp.
2525 Robinhood Street, Suite 1100
Houston, TX 77005

March 19, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Amendment #1 to Form 10-K for the Fiscal year ended September 30, 2013
Filed February 27, 2014

Ladies and Gentlemen:

On behalf of  Hydrogen Future Corp., a Nevada corporation (the “Company”), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No.1 to the captioned Annual report on Form 10-K, (the “Amendment”).

The Amendment responds to the comments received from the staff of the Commission by letter, dated March 12, 2014.

The Company acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To facilitate the staff’s review, the numbered paragraphs below correspond to the numbered paragraphs in the letter of the Commission’s comments.  Unless otherwise provided herein, all page numbers referred to in this letter correspond to the page numbers of the original filing and capitalized terms used herein that are not otherwise defined herein have the meanings ascribed to them in the Amendment.   The Staff’s comments are in plain type.  Our answers are in bold.

Form 10-K for the fiscal year ended September 30, 2013, As Amended

1.	In the Explanatory Note section, on page 1, please indicate that no other changes or updates, except as described in this explanatory note, have been made to the Original Filing of Form 10-K.

We agree with the Staff and have changed the Explanatory Note as requested.

Signature page, page 27

2.	Please ensure that the signature page has been updated to reflect the date of the amended filing, rather than the Original Filing of Form 10-K signature date.

We agree with the Staff and have changed the date of the signature page

Report of Independent Registered Public Accounting Firm, page F-1

3.
It appears that the revised report from your independent registered public accounting firm does not opine on the two most recent fiscal year ends provided in your financial statements. In this regard, the audit of the entire cumulative period is completed in addition to, and should be distinguished from, two most recent fiscal year ends. Please revise accordingly.

We agree with the Staff and have changed the audit report.

Audited Financial Statements, page F-2

4.
We note you revised the balance sheet in response to comment 4 of our letter dated February 20, 2014. However, since both the September 30, 2013 and September 30, 2012 columns have been audited, please remove the “Audited” designation over the September 30, 2013 column. Further, we note that the statements of operations and cash flows continue to be labeled as “Unaudited.” As previously requested, please remove the “Unaudited” designation from the headings of these statements as they have been audited. Please advise or revise.

We apologize to the Staff for the incorrect labels.  We have corrected these financial statements as requested.

Statements of Operations, page F-3

5.
Please revise to also include a narrative designation for net income (loss), as there is no descriptive title provided. Further, please revise your line item descriptions for average shares outstanding during the year, for basic and diluted, to instead be designated as “weighted” average shares outstanding.

We apologize to the Staff for these omissions. We have corrected the error

Exhibit 31 and Exhibit 32 Certifications

6.	Your Exhibit 31 and Exhibit 32 Certifications should refer to the amended Form 10-K (e.g., Form 10-K/A) and be dated as of the date on your signature page. Please revise accordingly.

We agree with the Staff and have changed the dates as appropriate

Other

7.	In your response letter to us, please provide a written statement from the Company acknowledging the three bullet points at the end of this letter, such that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We agree with the Staff and have included the aforementioned representations in the letter above.

/s/ Frank Neukomm
Frank Neukomm
Chief Executive Officer
Principal Executive Officer